November 18, 2024

Joe Rzepka
Chief Financial Officer
TOMI Environmental Solutions, Inc.
8430 Spires Way
Frederick, MD 21701

       Re: TOMI Environmental Solutions, Inc.
           Form 10-K filed April 1, 2024
           File No. 001-39574
Dear Joe Rzepka:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services